July 30, 2008
By Facsimile and U.S. Mail
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Global Industries, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 000-21086
Dear Ms. Davis:
Following are our responses to your comments set forth in a letter dated July 21, 2008 in connection with our Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008. Our responses are preceded in each case by your comment, so as to facilitate ease of your review.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	We note your response to comment one of our letter dated June 4, 2008 which indicates that certain vessels are excluded from your utilization rate calculation and that such rates do not fully correlate to changes in revenue or gross profit. Please include the following disclosures;
•	the methodology used to calculate your utilization rates;

•	the types of vessels excluded from such utilization rate calculations;

Ms. Jill Davis
United States Securities and Exchange Commission
July 30, 2008

•	and the degree to which your utilization rates correlate to changes in revenue and gross profit.
Global Response:
In our future SEC filings, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2008, we will provide the methodology used to calculate our utilization rates, the types of vessels excluded from such utilization rate calculations and the degree to which our utilization rates correlates to changes in revenue and gross profit. The following disclosure will be provided in our Form 10-Q for the quarterly period ended June 30, 2008.
Utilization of our major construction vessels is calculated by dividing the total number of days major construction vessels are assigned to project-related work by the total number of calendar days for the period. Dive support vessels, cargo/launch barges, ancillary supply vessels and short-term chartered project-specific construction vessels are excluded from the utilization calculation. We frequently use chartered anchor handling tugs, dive support vessels and, from time to time, construction vessels in our operations. Also, most of our international contracts (which are generally larger, more complex and of longer duration) are generally bid on a lump-sum or unit-rate (vs. day-rate) basis wherein we assume the risk of performance and changes in utilization rarely impact project total revenues but can have an inverse relationship to changes in profitability. For these reasons, we consider utilization rates to have a relatively low direct correlation to changes in revenue and gross profit.
Consolidated Statements of Cash Flows, page 51
2.	We note your response to comment four of our letter dated June 4, 2008 which indicates that you defer costs associated with regulatory inspections and drydocking activities, and expense routine repair and maintenance costs as incurred. It appears that the underlying nature of the large majority of the costs that you have capitalized as drydocking are expenditures incurred for repair and maintenance which allow the vessels to continue to operate in their current capacity. In this manner, costs that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of vessels, do not qualify for deferral. We believe you should expense, rather than defer and amortize, repair and maintenance costs incurred during drydockings in conformity with your repair and maintenance costs accounting policy. Please contact us to discuss.

Ms. Jill Davis
United States Securities and Exchange Commission
July 30, 2008

Global Response:
Thank you for asking us to contact you. We continue to believe that the deferral method represents the most appropriate methodology for these transactions. To facilitate our discussion, we are including a list of suggested points to cover that we believe will assist in this regard. This will enable review by the Staff in advance of the phone discussion. We will call your office to schedule that discussion promptly.
•	Background on the nature of the business including what the vessels are used for, why dry docking occurs, how it is regulated and why.

•	The accounting guidance that is used to establish GAAP for the dry docking costs as Overhaul costs (the Airline Audit Guide and FSP).

•	Explanation of the characteristics of dry docking costs that make it consistent with the Overhaul definition — relates to major components, prolongs the useful life, increases safety, seaworthiness and stability, etc.

•	A detailed discussion of each component on the dry docking schedule provided to the Staff. This analysis should explain why each element is required and why it is consistent with the definition of Overhaul in Chapter 3, Par. 64 of the Airline Guide.

•	Describe the process that the Company goes through to capture repair and maintenance costs separately from capitalizable dry docking.

•	Conclusion of the Company.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Note 4. Fair Value of Financial Instruments, page 8
3.	We note your response to comment seven of our letter dated June 4, 2008 which indicates that a liquid market did not exist on the measurement date. Please tell us if you considered information about market participant assumptions, such as an illiquidity adjustment, in developing your unobservable inputs. Please clarify if there were broker quotes or data from secondary market transactions available at the time you completed your valuation. To the extent applicable, please tell us if you considered these measurements in determining fair value.

Global Response:

The following market participant assumptions were considered in the valuation model:
•	(maximum) rate reset features from the loan agreements,

•	benchmark investment rates for other securities available in the market,

Ms. Jill Davis
United States Securities and Exchange Commission
July 30, 2008

•	risk premium adjustments; and

•	illiquidity premium adjustments.
Broker quotes and data from secondary market transactions were not available to us on the measurement date of our Form 10-Q for the quarterly period ended March 31, 2008.
Closing Comments
In connection with our responses to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff taking the time to consider our positions on these important matters.

Sincerely,
/s/ B.K. Chin
B.K. Chin
Chairman of the Board and Chief Executive Officer